UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of August 2021
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 31, 2021, VectivBio Holding AG, or the Company, issued a press release announcing that the Company has entered into a definitive agreement to acquire Comet Therapeutics, Inc., or Comet Therapeutics. Under the terms of the agreement, the Company will acquire Comet Therapeutics in exchange for equity and cash payable at closing as well as additional equity or cash payments upon the achievement of certain specified future development milestones. The press release also announced that the Company will host an R&D Day for investors and analysts on September 21, 2021. A copy of the press release is furnished as Exhibit 99.1 hereto.

On August 31, 2021, the Company also released an updated presentation to be used from time to time in meetings with potential and current investors. A copy of the presentation is furnished as Exhibit 99.2 hereto.

Exhibits

99.1	Press Release of the Company dated August 31, 2021
99.2	Presentation of the Company dated August 31, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

August 31, 2021	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer